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                                                                 Exhibit (a)(9)

For Immediate Release

Contact:  HFS Incorporated
          Elliot Bloom
          973-496-8414


HFS INCORPORATED SUBSIDIARY BEGINS CASH TENDER FOR ALL OUTSTANDING SHARES OF JACKSON HEWITT INC. COMMON STOCK

    PARSIPPANY, NJ--November 25, 1997--HFS Incorporated (NYSE: HFS) announced today that HJ Acquisition Corp., its wholly owned subsidiary, has commenced its cash tender offer for all outstanding shares of common stock of Jackson Hewitt Inc. (NASDAQ: JTAX) at $68.00 per share.

    The offer is being made pursuant to the previously announced merger agreement between HFS Incorporated and Jackson Hewitt Inc. The offer is conditioned upon, among other things, the tender of more than two-thirds of the shares outstanding on a fully diluted basis. The offer and withdrawal right are scheduled to expire at 5:00 P.M. on Monday, January 5, 1998. Merrill Lynch & Co. and Smith Barney Inc. are acting as the Dealer Managers in connection with the offer and MacKenzie Partners Inc. is acting as the Information Agent in connection with the offer.

    Jackson Hewitt Inc. franchises a system of offices that specialize in computerized preparation of federal and state individual income tax returns. At the customers's request, the company will file the return electronically and also process refund anticipation loans.

    HFS Incorporated is a global provider of real estate and travel services. HFS is the world's largest franchisor of residential real estate brokerage offices, provides mortgage services to consumers and is the global leader in corporate employee relocation. Within the travel sector of the economy, HFS is the largest franchisor of hotels and rental car agencies and a leading provider of vacation timeshare exchanges. HFS is also the second largest vehicle management company worldwide. Recently, the Company announced it will merge with CUC International Inc. to form the world's leading consumer and business services company. The transaction is expected to close in the fall of 1997.